UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), informs its shareholders and the market in general that, pursuant to the Judicial Reorganization Plan, it requested the authorization of the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro for the sale of direct and indirect interests in Timor Telecom S.A. (“Timor Telecom”), a non-relevant asset that was already recorded in the Company's financial statements as “Assets Held for Sale,” to Investel Communications Limited. Oi requested the judicial deposit of the amount attributed to the disposition of the direct and indirect interests, which is to be kept in a judicial account affiliated with the 7th Corporate Court, specifically for its use in compliance with the Judicial Reorganization Plan.

Oi, after a competitive sale process, received a proposal from Investel Communications Limited for the acquisition of direct and indirect interests in Timor Telecom for approximately US$36 million, in addition to the payment of Timor Telecom's debts to Oi in the amount of US$26 million.

In addition to the authorization requested of the 7th Corporate Court, should it be granted, the sale of the direct and indirect interests in Timor Telecom, when concluded, will be subject to the implementation of other conditions. The Company will inform the market if such conditions are implemented after the decision of the 7th Corporate Court.

Rio de Janeiro, December 13, 2016

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer